Contact

www.linkedin.com/in/joana-montenegro-a07aa8 (LinkedIn)

Top Skills

Health & Wellness
Executive Management
Science

Languages

Portuguese (Native or Bilingual)
French (Limited Working)

Certifications

Health Coach - Institute of Integrated Nutrition

Publications

Sticking it to Cancer

Joana Montenegro

Co-founder & Chief Science Officer Voodoo Scientific
United States

Summary

I am a food industry executive and scientist who identifies and develops the technology and products that solve vexing challenges currently faced by our food system. With broad experience ranging from Ops, Manufacturing, R&D and Sales, I bring together diverse stakeholders across the industry, academia, and startups. I create innovative environments, assembling the right mix of expertise and develop teams that approach technical problems with a creative mind.

My areas of expertise include new product and technology development, innovation and technology roadmapping, and managing complex environments to drive change. I am known for my keen insight into business and technical challenges and for finding simple, elegant, creative solutions. With experience in some of the largest global corporations as well as academia, I communicate in ways that are compelling to any audience.

As a member of a leadership team I work to find common ground to enable us to meet our goals. My teams are technically strong, collaborative, and innovative. My colleagues describe me as a mentor, supporter, straight shooter, and a passionate developer of others. I am routinely called upon as a diversity, inclusion sponsor.

Experience

Voodoo Scientific, Inc.
Co-Founder and Chief Science Officer
September 2022 - Present (1 year 8 months)

Califia Farms
Chief Science and Innovation Officer
December 2021 - September 2022 (10 months)
United States

Land O'Lakes, Inc.
7 years 10 months

Vice President Food Innovation and Technology
February 2015 - June 2021 (6 years 5 months)

Director of Strategic Technology Development
September 2013 - February 2015 (1 year 6 months)
Arden Hills

Leading the R&D group responsible for TMM, ingredient & packaging category management, operations support, enabling technology development, and open innovation.

General Mills
12 years 4 months

R&D Business Manager
April 2012 - September 2013 (1 year 6 months)

Leading a 20 person broad technical team with multiple accountabilities in the areas of product development, processing development, packaging development and innovation. Accountable for the development of 12quarter productivity strategies, development of innovation plans with a broad cross-functional business team and flawless execution of multiple projects including the integration of an acquisition.

Key Achievements:

• Turn around of a previously low morale team into a high performing team with performance ratings above average.

• Lead change with the packaging organization by aligning with Sourcing, Quality and Manufacturing to shift a difficult vendor relationship, increase the technical depth within the organization and leverage learning to deliver $4MM in savings.

• Lead and coordinated a multi-phase innovation fair to successfully influence the business team to launch two new products in 2014 and create a new product pipeline. Along with the pipeline, currently leading work to develop a rotational new product launch process for better in market execution and efficiency. Each product will bring expected RNS of $10MM.

• Lead development of key customer packaging solution to ensure category leadership.

• Led R&D frame breaking innovation to launch refrigerated gluten free dough products meeting a need in a growing market and an RNS of $20MM.

• Lead key health metric product renovation projects often associated with key technical challenges.

Customer Supply Chain Manager

May 2011 - April 2012 (1 year)

Key member of a hand picked supply chain customer team tasked with the creation of a new business model that leverages internal processes to partner more closely with key customer accounts. Responsible for the internal communication and buy-in strategy.

Key Achievements:

• Development of a new Customer business model that leverages internal productivity processes. First year savings for General Mills were $50MM.
• Lead influences all General Mills marketing divisions to participate in the end-to-end productivity model being developed.

Operations Business Manager

June 2007 - May 2011 (4 years)

Responsible for manufacturing goals around costs, service and project execution across General Mills refrigerated and frozen dough plants. Leading through cross functional teams spanning Sales, Marketing, Sourcing, Quality, Logistics and R&D. Considered a key and upcoming leader within the Operations function and frequently rewarded with Pillsbury division and Company awards.

Key Achievements:

• Lead the increase of delivered margins for ready to bake cookies from 29% to 40% through multiple product cost savings, packaging savings and efficient manufacturing process changes.
• Successful launch of line extensions and brand expansion products bringing Pillsbury to the second largest profit contributor for the company.
• Met all cost savings goals averaging $30MM/year
• Successfully influenced cross-functional business teams to align with manufacturing location goals to drive cost savings and new product innovation.
• Lead the first margin management team for entire Pillsbury Division delivering $40MM.

Product Developer

June 2001 - May 2007 (6 years)

Responsible for product development in Yoplait for Go-gurt, Trix and Creamy style yogurt products as well as product development for refrigerated cookies under the Pillsbury brand.
Scope of the role were, new product development, cost savings and renovation projects.

Key Achievements:
• Development of innovative process for dual color go-gurt
• Development of chocolate yogurt (flavor systems in acidic products)
• Launch of a numerous yogurt and refrigerated dough products
• Development of innovative refrigerated dough process
• Achieved over $5MM cost savings in refrigerated cookie dough, in some instances increasing product liking versus competition

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Education

University of Minnesota-Twin Cities
PhD, Food Engineering · (1998 - 2001)

Universidade Católica Portuguesa
Bachelor's degree, Food Engineering · (1991 - 1996)

Crossfit Inc
CF-L1 Instructor · (2019 - 2019)